SIDLEY AUSTIN BROWN & WOOD LLP

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   (212) 839-5458                                     mschmidtberger@sidley.com



                               December 30, 2004


Owen Pinkerton, Esq., Senior Attorney
United States Securities and Exchange
Commission
450 Fifth Street N.W.
Washington, D.C.  20549

            Re:   World Monitor Trust III
                  Pre-Effective Amendment No. 1 to Registration Statement, filed on December 30, 2005, File No.333-119612
                  --------------------------------------------------------

Dear Mr. Pinkerton:

            Thank you for your comment letter of November 10, 2004 to Marc Goodman at Preferred Investment Solutions Corp. regarding the captioned registration statement for World Monitor Trust III (the "Company") This letter is to respond on behalf of Preferred Investment Solutions Corp. to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

General

     1. Please revise your document significantly to bring it within the guidelines of Plain English. We note, for example, that your cover page is greater than one page in length, that you have defined terms throughout your document, and that you have embedded lists in various places. Please see Items 421(b) and (d) of Regulation C, as well as Staff Legal Bulletin 7A.

     Response:

            We have made substantial revisions in response to the foregoing comment.





  SIDLEY AUSTIN BROwN & WOOD LLP IS A DELAWARE LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS


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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 2



     2. In connection with the above comment, it is not clear why you refer to World Monitor Trust III as the "Fund" since such term is not part of the pool's name, nor is the pool a mutual fund registered under the Investment Company Act of 1940. Please revise to refer to the pool by its name or a variation of its name.

     Response:

            We have made revisions in response to the foregoing comment.


     3. Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered. For example, your revisions should include disclosure of the fees and expenses payable to the managing owner and its affiliates in the tabular format contemplated by Item 4 of Guide 5, together with estimates of the total amount of each fee and expense to the extent reasonably practicable, a narrative discussion under an appropriate major heading of the managing owner and its affiliates' experience over the past ten years similar to that required by Item 8.A of Guide 5, which includes such information as a description of any major adverse business developments and conditions that were experienced.

     Response:

            Applicable rules and regulations of the Commodity Futures Trading Commission (the "CFTC"), the National Futures Association (the "NFA") and the National Association of Securities Administrators Association (the "NASAA") address disclosure issues and practices similar to those set forth in Industry Guide 5 generally and in Items 4 and 8.A of Industry Guide 5 in particular (although without perfect congruity) and set forth the appropriate standards and practices applicable to publicly offered managed pools of futures and options on futures. We believe we are in substantial compliance with such rules and regulations and with common and accepted best practices in the managed futures industry, although we have received comments from the NFA and various state securities administrators to which we have responded or are in the process of responding. In certain instances, the rules and regulations of the CFTC, the NFA and the NASAA conflict with the requirements of Industry Guide 5. We respectfully submit that in the event of such a conflict, the rules and regulations of the CFTC, NFA and NASAA should control, as they were written specifically for the managed futures industry and publicly offered commodity pools, each of which are substantially regulated by such authorities. In our experience, the staff of the division of corporate finance historically has afforded substantial deference to the rules and


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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 3


regulations of the CFTC, the NFA and the NASAA in respect of the standards of disclosure applicable to public commodity pools.



     4. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

     Response:

            We will provide such materials under separate cover as they become available.



     5. Please provide a Management's Discussion and Analysis (MD&A) section within the registration statement prepared in accordance with Item 303 of Regulations S-K and specifically include the disclosures related to the following: 1) liquidity and capital resources, 2) off-balance sheet arrangements, and 3) a tabular disclosure of contractual obligations. Refer to FR-72 for the Commission's guidance regarding management discussion and analysis of financial condition and results of operations.

     Response:

            We have made revisions in response to the foregoing comment. See page 26.



     6. In addition; please provide a discussion of what you expect to be your most critical accounting policies, which should include what you believe to be your most difficult and judgmental estimates, the most important and pervasive accounting policies used, and the areas most sensitive to material change from external factors. Refer to FR-60.

     Response:

            We have made revisions in response to the foregoing comment. See page 26.


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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 4



     7. Please supplementally confirm to us, if true, that all units redeemed or otherwise re-acquired by the trust will not be re-issued to other investors. If you do intend to re-issue redeemed or re-acquired units, please tell us supplementally how you intend to register those re-issuances under the Securities Act.

     Response:

            We confirm that all units redeemed or otherwise re-acquired by the trust will not be re-issued to other investors.



     8. We note that investors will be entitled to exchange their units in one series for units in a different series, so long as the exchange is for the same class of units. In addition, we refer to your statement that such an exchange will be treated as a redemption of one unit and the subsequent sale of a separate unit, except that no redemption fees would be charged. Please supplementally confirm to us what exemption from registration you will rely upon in connection with the exchanges.

     Response:

            Units to be issued in connection with an exchange will have been registered pursuant to this Registration Statement.



     9. Please summarize, immediately following the cover page, the suitability standards that investors must meet in order to invest in this offering. In addition, if suitability standards in individual states in which you intend to offer your units differ from these standards, please summarize the suitability standards of such states.

     Response:

            We have made revisions in response to the foregoing comment.



     10. Please advise us supplementally whether the managing owner or its affiliates can purchase units in the offering so as to reach the minimum subscription. If so, please also disclose this fact on the cover page of the prospectus and in the prospectus summary.

     Response:


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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 5


            The Managing Owner or its affiliates may subscribe to purchase units during the Initial Offering Period. Any units subscribed for by the Managing Owner or its affiliates will be counted towards the minimum subscription amount. We have added disclosure regarding the foregoing to the prospectus summary.



     11. Please revise to indicate the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

     Response:

            We have made revisions in response to the foregoing comment. See the second footnote on the cover page.



     12.  We note that you propose to offer units in three series - G, H and I
          - as well as two classes within each series (Class I and II units). Please revise the facing page to indicate each security that you are registering and revise the facing page and cover page of the prospectus to allocate the number of shares being registered for each series as well as each class within each series. Please be aware that all shares being registered must be allocated to a specific series and class.

     Response:

            We have made revisions in response to the foregoing comment.


     13. Please revise your outside cover page to reflect the respective series in the fee table. When you revise, please indicate which paragraph of Rule 457 you relied upon for calculation of the registration fee.

     Response:

            We have made revisions in response to the foregoing comment.



     14. Refer to the disclosure concerning your share redemption program on pages 71-72. Supplementally, please provide a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Specifically, in your



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 6



          analysis please address your intention to redeem shares without any limit on the percentage of shares you may redeem and the fact that the redemptions will not be conducted pro rata. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

     Response:

            The trust does not have a share redemption program. Units of each series are redeemable at the option of the holder (in a manner analogous to shares in an open-end investment company) as of the close of business on the last business day of each month on five business days' prior written notice. The absence of any limit on the number of units that may be redeemed and the absence of pro rata treatment reflects the simple fact that the decision to redeem or not to redeem as of the end of any month rests entirely with each unitholder, not the Trust. Except under extraordinary circumstances (generally, those in which honoring a redemption request would be prejudicial to non-redeeming unitholders) the trust is required to honor a unitholder's redemption request. This redemption feature is readily distinguishable from an issuer self-tender offer in which the issuer offers to repurchase a number of its shares on particular terms and conditions, an offer which a shareholder may accept or reject in the shareholder's discretion. Unitholders' redemption rights are a key feature of the securities being offered, are typical of public commodity pools and do not constitute a tender offer subject to Rule 13e-4 or Regulation 14E any more than the redemption rights of holders of shares in an open-end investment company.



Prospectus Cover Page

     15. Please confirm that your cover page will be one page only. We refer to Item 501(b)(3) of Regulation S-K. Please revise to remove information not required by Item 501, Guide 5 or the Part 4 Rules promulgated by the CFTC.

     Response:

            Our cover page will be one page only. We have made revisions in response to the foregoing comment. Please refer to out response to your comment no. 3 above regarding Industry Guide 5.



     16. Please disclose, in the header, the minimum and maximum number of units being offered for each series and each class within each series. In connection with this, please briefly describe what Class I and Class II units are.


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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 7



     Response:

            Please note that the minimum and maximum number of units of each series to be sold during the initial offering period is calculated on a series by series basis and is aggregated betweer the class I and the class II of each series.



     17. Please revise to briefly define what constitutes a "best efforts" offering.

     Response:

            We have made revisions in response to the foregoing comment.



     18. Please disclose the termination date of the registered offering. Refer to Item 501(b)(8)(iii).

     Response:

            We have made revisions in response to the foregoing comment.



     19. We note your statement in the first footnote to the table on the bottom of the cover page stating that should you not reach the minimum offering for any of the series, money tendered by subscribers will be returned without penalty together with interest "within 10 days or as soon thereafter as practicable." Please be aware that pursuant to Rule 10b-9(a)(1) any funds should be returned promptly. We do not agree that 10 days is consistent with Rule 10b-9, and the qualification included in this footnote casts doubt about whether funds would even be returned within this time period. Please revise accordingly.

     Response:

            We have made revisions in response to the foregoing comment.



     20. Please revise the first cover page risk factor to clarify whether there is a limitation on the amount to which each fund may be leveraged.

     Response:



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 8



            While the Company will not borrow money, there is a type of leverage embedded in the instruments in which the Company will invest which varies widely from instrument to instrument. Consequently, we respectfully take the view that it is not practicable to express this risk adequately on the cover page in a manner consistent with your comment No. 15 above due to the limited available space. There is extensive and prominent disclosure regarding this risk elsewhere in the prospectus. See, for example, page 16. We are aware of other recent newly-offered commodity pools which do not include such disclosure on their cover pages.



     21. Please revise the cover page risk factors to include the risk resulting from conflicts of interest, including a brief description of the nature of the conflicts and the identity of the parties to the conflicts. Please also revise your summary risk factors to address risks associated with conflicts of interest. When you revise, please clarify that you have no formal procedure to resolve conflicts. We note your disclosure on page 73.

     Response:

            We respectfully take the view that it is not practicable to express this risk adequately on the cover page in a manner consistent with your comment No. 15 above due to the limited available space. There is extensive and prominent disclosure regarding this risk elsewhere in the prospectus. See, for example, page 20 and pages 84-86. We are aware of other recent newly-offered commodity pools which do not include such disclosure on their cover pages. We have made revisions to our summary risk factors in response to the foregoing comment. See page 2.



     22. Please revise the cover page risk factors to include the risk related to forwards, swaps, hybrids, and other derivatives not subject to CFTC regulation.

     Response:

            We respectfully take the view that it is not practicable to express this risk adequately on the cover page in a manner consistent with your comment No. 15 above due to the limited available space. There is extensive and prominent disclosure regarding this risk elsewhere in the prospectus. See, for example, page 22. We are aware of other recent newly-offered commodity pools which do not include such disclosure on their cover pages.



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 9


     23. As one of your cover page risk factors, please briefly quantify the fees that you will be required to pay. Please also disclose, if true, that the managing owner has the authority to substantially increase the amount of those fees without the approval of the limited partners.

     Response:

            We respectfully take the view that it is not practicable to express this risk adequately on the cover page in a manner consistent with your comment No. 15 above due to the limited available space. There is extensive and prominent disclosure regarding this risk elsewhere in the prospectus. See, for example, pages 9 and 10 and pages 80-83. We are aware of other recent newly-offered commodity pools which do not include such disclosure on their cover pages.



     24. Please advise us supplementally under what circumstances the managing owner may extend the offering period up to ninety days.

     Response:

            The Managing Owner may extend the initial offering period up to ninety days for any reason under any circumstances.



     25. Since this is not a firm commitment underwritten offering, it is not appropriate to highlight the Managing Owner at the bottom of the cover page. Please revise. We note that the Managing Owner is referenced in the second paragraph of the cover page.

     Response:

            We have made revisions in response to the foregoing comment.



Commodity Futures Trading Commission Risk Disclosure Statement - page iii

     26. Please revise to delete the references to public reference facilities in Chicago and New York, because they are no longer in operation.

     Response:



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 10

            We have made revisions in response to the foregoing comment.



Summary

     27. Your summary contains detailed information about the pool and the advisors you intend to utilize that is more appropriate for the body of the prospectus. Please limit your summary to the most significant aspects of the pool and your offering. In connection with this, please revise to remove repetitive disclosure found within the summary section.

     Response:

            We have made revisions in response to the foregoing comment.



     28. We note that you have included a significant number of cross-references in the forepart of the prospectus. This indicates that the presentation could be better organized. Please reduce your reliance on cross-references, especially in the summary and risk factors sections of the prospectus and on the prospectus cover page.

     Response:

            We have made revisions in response to the foregoing comment to the extent not inconsistent with applicable Part 4 rules of the CFTC.



     29. It is inappropriate to qualify in entirety one section of your prospectus to the remaining body of the prospectus. Please revise.

     Response:

            We have made revisions in response to the foregoing comment.



     30. Please revise to include an organization diagram of World Monitor Trust III which includes the ownership percentages and material relationships among the entities pictured.



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 11


     Response:

            We have added such a diagram. See page 15.



     31. Please revise to include summary disclosure addressing reports to unit holders. Please refer to Guide 3, Item 15.

     Response:

            We have made revisions in response to the foregoing comment. See pages 14.



Overview - page 2

     32. It is not clear what the purpose of this section is since it contains only cross-references to other portions of the prospectus. A reliance on cross-references indicates that the prospectus could be better organized. Please revise to remove the cross-references and, if necessary, revise the summary to briefly include the information referenced under this heading.

     Response:

            We have made revisions in response to the foregoing comment.



Risk Factors - page 2

     33. Please expand the initial summary risk factor to clarify that your lack of operating history is a risk to investors because investors have no performance history to serve as the basis for evaluating an investment in the fund.

     Response:

            We have made revisions in response to the foregoing comment.



     34. Please revise to include summary risk factor disclosure addressing the fact that the managing owner may at any time and in its sole discretion select and allocate



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 12


          the fund's assets to commodity trading advisors other than those named within the prospectus, and investors will have to rely on the ability of the managing owner to select such additional advisors.

     Response:

            We have made revisions in response to the foregoing comment. See pages 2 and 3.



     35. Please revise Risk Factor Four to succinctly quantify the "substantial charges" and "significant profits" you reference. Please clarify, if true, that you may never achieve profits, significant or otherwise.

     Response:

            We have made revisions in response to the foregoing comment. See pages 16 and 17.



The fund and its objective - page 3

     36. Please disclose the number of public pools run by the managing owner.

     Response:

            We have made revisions in response to the foregoing comment. See pages 110-113.



The Advisors - page 3

     37. Please revise your disclosure to specifically indicate which programs conduct technical, systematic, fundamental and discretionary trading programs.

     Response:

            We have made revisions in response to the foregoing comment. See pages 17 and 18.



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 13


Who may subscribe - page 5

     38. Please revise to convey that some states may require a greater investment, naming each state and quantify the minimum amount that exceeds your stated minimum initial investment of $5,000.

     Response:

            We have made revisions in response to the foregoing comment. See page 5.



How to Subscribe - page 6

     39. This disclosure appears to be redundant of disclosure included under "How to Subscribe" on page 5. Please revise to combine the disclosures.

     Response:

            We have made revisions in response to the foregoing comment.



Escrow of Funds - page 6

     40. Please revise to indicate the time frame within which escrowed funds will be returned to investors in the event you do not meet your minimum subscription. Please also disclose any fees or other amounts that will be deducted from the amounts returned.

     Response:

            We have made revisions in response to the foregoing comment. See pages 6 and 7.



Fees and Expenses - page 7

     41. Please revise your fee disclosure to provide disclosure in tabular format in addition to the narrative disclosure you have included. The table should include a full explanation of each fee category, the nature of such fee, who specifically receives each fee and how the fee is calculated.



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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 14



     Response:

            We have made revisions in response to the foregoing comment. See pages 9 and 10.



Tax status of each series - page 9

     42. We note your statement that counsel has opined that each of the series "will be" properly classified as a partnership and that they "will not be" treated as publicly traded partnerships. It is not clear why these statements are made in the future tense since the partnerships have been formed and counsel has provided such an opinion to the pool. Please revise or advise.

     Response:

            The disclosure has been revised to state that each series "is" properly classified as a partnership.

            The status of each series as a "publicly traded partnership" (or not) could vary from year to year depending upon whether, for example, such series is excluded from such status by reason of an available "safe harbor." It is expected that each series will qualify for the "qualifying income" safe harbor from "publicly traded partnership" status in each year. Consequently, we take the view that this statement properly is made in the future tense.



Breakeven Table - page 10

     43. Please revise to include redemption fees that certain investors may incur if they redeem their units during the first year. If you do not believe that this information is required or is impracticable to disclose, please tell us why in your response letter. In addition, please tell us why you have not included any incentive fees.

     Response:

            We have revised the Breakeven Table to include redemption fees in a manner consistent with applicable rules of the NFA. See footnote 4 to the Breakeven Table.

            We have revised the Breakeven Table to include Incentive Fees. See pages 13 and 79


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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 15



     44. We note that, for purposes of the break-even table, you are assuming that 100 percent of the cash will earn interest income. However, on page 68 you indicate that each series will receive 80%-100% of interest income on its assets. Please revise why you are assuming 100% here.

     Response:

            We have revised the disclosure to reflect the fact that the Company will earn interest on 100% of its cash holdings, consistent with our assumption for the breakeven table.



The risks you face - page 12

     45. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

          o    Possible total loss of an investment.

          o    Speculative and volatile Markets; Highly leveraged trading.

          o Fees and commissions are charged regardless of profitability and are subject to change.

          o    Importance of market conditions to profitability.

          o    No assurance of advisors' continued services.

          o    Possible illiquid markets.

          o    No series of the Fund acquires any asset with intrinsic value.

          o Non-correlated, not negatively correlated, performance objective.

          o    Conflicts of interest.

          o    Failure of brokerage firms; default by clearing broker.

   Response:

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 16


            We have made revisions in response to the foregoing comment.


Speculative and Volatile Markets; Highly Leveraged Trading - page 12

     46. Please revise to clarify, if true, that even a small movement in price could cause large losses for the Fund.

     Response:

            We have made revisions in response to the foregoing comment. See Page 16.



     47. Please quantify the maximum amount of leverage that each series may incur. In addition, please quantify the maximum amount of notional funds that the Managing Owner may allocate to the advisors.

     Response:

            We have made revisions in response to the foregoing comment. See page 16.



Fees and commissions are charged regardless of profitability and are subject to change - page 12

     48. Please revise to briefly quantify the significant charges you reference in the first sentence.

     Response:

            We have made revisions in response to the foregoing comment. See Pages 16 and 17.



Importance of market conditions to profitability - page 12

     49. Please revise to specify the advisors who will use technical, trend-following methods.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 17


     Response:

            We have made revisions in response to the foregoing comment. See Page 17.



Discretionary trading strategies may incur substantial losses - page 12

     50. Please revise to specify which traders may implement discretionary trading strategies. When you revise, please explain fully the meaning of discretionary trading.

     Response:

            We have made revisions in response to the foregoing comment. See Page 17.



Decisions based upon fundamental analysis may not result in profitable trading - page 13

     51. Please revise to specify which traders may implement fundamental analysis.

     Response:

            We have made revisions in response to the foregoing comment. See Page 18.



Increase in assets under management may affect trading decisions - page 13

     52. Please revise to specify which advisors are managing equity that is at an all time high. When you revise, please quantify the amount of equity under management.

     Response:

            We have made revisions in response to the foregoing comment. See Page 18.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 18


No assurance of advisors' continued services - page 13

     53. To more fully address the risk you have identified, please revise to briefly indicate the nature of the agreements you have with your advisors, identifying the conditions under which they could be terminated.

     Response:

            We have made revisions in response to the foregoing comment. See Page 18.



Limited ability to liquidate your investment - page l3

     54. Please revise to quantify the redemption charges to which Class I Units would be subject if redeemed prior to the first anniversary.

     Response:

            We have made revisions in response to the foregoing comment. See Page 18.



Possible Illiquid Markets - page 13

     55. Indicate, as applicable, the extent to which trading advisors have encountered illiquid situations in the past and whether they specifically experienced illiquidity in the emerging markets or mortgage-backed securities markets.

     Response:

            We have removed references to illiquidity in emerging markets and mortgage-backed securities markets.



Conflicts of Interest - page 14

     56. Please revise this risk factor to identify and discuss all conflicts of interest and the risks proceeding from the identified conflicts. In addition, please disclose that the Managing Owner has not established any formal procedures on how to resolve conflicts of interest.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 19



     Response:

            We have made revisions in response to the foregoing comment. See Page 18.



Trading on commodity exchanges outside the United States is not subject to U.S. regulation, page 14

     57. Please revise this risk factor to tailor it to the programs in which you intend to allocate investor funds. In connection with this, please quantify the portion or range of assets traded on exchanges outside the United States.

     Response:

            We have made revisions in response to the foregoing comment. See Pages 19 and 20.



Failure of brokerage firms; default by clearing broker - page l5

     58. The disclosure in paragraph 2 appears sufficiently material to warrant a separate risk factor heading to identify the risk. Please revise. As part of this risk factor, please discuss the fact that the advisors must rely on the creditworthiness of the counterparty in forwards trading since there is no clearing broker.

     Response:

            We have made revisions in response to the foregoing comment. See Pages 20 and 21.



The Series and Their Objectives, page 16

     59. Where you discuss the ability, through leverage, to increase trading profits, please also disclose that leverage can lead to greater losses as well. Similarly, where you indicate that the fact that the funds are non-correlated to other assets means that it can generate profits during rising and falling markets, please also disclose that, for the same reason, it can generate losses in both rising and falling markets.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 20


     Response:

            We have made revisions in response to the foregoing comment. See Page 23.



The Advisors - page 19

     60. We note your statement that the description of the Advisors and their trading methods and strategies is "general and is not intended to be exhaustive." Please revise to confirm that your description addresses all material aspects of the advisors and their trading methods and strategies.

     Response:

            We have made revisions in response to the foregoing comment. See Page 28.



Graham Capital Management LP

     61. Please limit your discussion of the trading methods to the program that Graham Capital will trade on behalf of the Fund. Discussions of the other programs run by Graham Capital do not appear to be material to an investment in World Monitor Trust III.

     Response:

            We have made revisions in response to the foregoing comment. See Pages 33-46.



Risk Control Techniques - page 21

     62. Please revise paragraph 4 to indicate why trading methods typically are "black boxes."

     Response:

            We have made revisions in response to the foregoing comment. See Page 30.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 21




Graham Capital Management - page 25

     63. Please revise to indicate the ages for each of the identified principals of Graham Capital Management LP.

     Response:

            We have made revisions in response to the foregoing comment. See Page3 33-36.



Bridgewater Associates, Inc. - page 38

     64. Please revise to specifically provide disclosure with respect to the program you will trade on behalf of the fund, Aggressive Pure Alpha, Futures Only. In connection with this, please remove your discussion of technical trading systems since, per your disclosure on page 21, this program is a fundamental trading program.

     Response:

            We have made revisions in response to the foregoing comment. See Pages 46-69.



     65. Please revise to include an approximate breakdown of the allocation of assets among the sectors you have included.

     Response:

            We have made revisions in response to the foregoing comment. See Page 49.



Eagle Momentum Program - page 61

     66. Please revise to include an approximate breakdown of the allocation of assets among the sectors you have included.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 22

     Response:

            We have made revisions in response to the foregoing comment. See Pages 71 and 72.



Use of Proceeds - page 68

     67. Please revise to present your use of proceeds disclosures in a tabular format substantially similar to that required by Item 3.B and Appendix I to Guide 5. Your use of proceeds table should include, among other things, organization and offering expenses and fees or commissions to be paid in connection with the trading program.

     Response:

            This section currently complies with applicable requirements of the Part 4 rules of the CFTC. We respectfully take the view that to repeat in this section the tabular disclosure already prominently made on pages 9 and 10.



Charges - page 69

     68. Please revise to include a chart comparing the percentages and dollar amounts of all fees and expenses that will payable with respect to each sub-class of each series so that investors will be able to compare the fees and expenses to be incurred in connection with one sub-class of units with those to be incurred with all other sub-classes of units.

     Response:

            We have made revisions in response to the foregoing comment. See Page 79.



     69. Please revise this section to remove embedded lists which hinder an investor's ability to read and understand the disclosure. Consider using bullet points instead. Please note that this comment also applies to your Material Contracts section beginning on page 84.

     Response:

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 23


            We have made revisions in response to the foregoing comment. See Pages 80-83 and 97-101.



Selling Agents - page 74

     70. Please revise to quantify the substantial initial, ongoing, and trailing commissions the selling agents will receive. When you revise, please define "trailing commissions."

     Response:

            We have made revisions in response to the foregoing comment. See Pages 85 and 86.



World Monitor Trust III - Notes to Consolidated Financial Statements, page 105

General

     71. In amended filings, please include a detailed revenue recognition policy including how you will record the purchase and sale of futures contracts, forward contracts and other derivative transactions. Refer to Rule 4-08(n) of Regulation S-X.

     Response:

            The disclosures requested in the foregoing comment were not included in the notes to the October 5, 2004 seed money balance sheet of the Company as the Company's only assets at that time were cash deposits at a bank. As such, the requested disclosures were not deemed relevant at the date of the seed money balance sheet of the Company.

            The requested disclosures have been added to the Company's seed money balance sheet. See page 116-122.



     72. Please confirm that you have disclosed all transactions with related parties in accordance with Rule 408(k) of Regulation S-X.

     Response:

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 24


            We confirm that the Company's seed money balance sheet included in the amended filing discloses all transactions with related parties in accordance with Rule 408(k) of Regulation S-X.



     73. Please disclose any current or projected concentrations of credit risk as required by paragraphs 20 through 24 of SOP 94-6 including the risk of any counterparty non-performance on futures or other derivative contracts.

     Response:

            The disclosures requested in the foregoing comment were not included in the notes to the October 5, 2004 seed money balance sheet of the Company as the Company's only assets at that time were cash deposits at a bank. As such, the requested disclosures were not deemed relevant at the date of the seed money balance sheet of the Company.

            The requested disclosures have been added to the Company's seed money balance sheet. See page 116-122.



     74. Include disclosures related to the impact of recently issued accounting standards and what you believe to be their impact on the financial position and results of operations of the Company. Refer to SAB 74. This comment also relates to the notes to the Consolidated financial statements of Preferred Investment Solutions Corp.

     Response:

            With respect to the Company's seed money balance sheet at October 5, 2004, the disclosures related to the impact of recently issued accounting standards and the Managing Owner's assessment of their impact on the financial position and results of operations of the Company were not deemed relevant as the only assets of the Company at October 5, 2004 were cash deposits at banks. In addition, the Company had no previous significant accounting policies which would be affected by any recently issued accounting pronouncements. The Managing Owner continues to believe that such disclosures with respect to the Company's seed money balance sheet would not be meaningful. Such disclosures will be added to the notes to the financial statements of the Company once the Company begins operations and after new accounting pronouncements are issued that might impact the accounting standards previously utilized in the preparation of the Company's previously issued financial statements.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 25


            With respect to the balance sheet of Preferred Investment Solutions Corp., management will include the disclosures related to the impact of recently issued accounting standards and what management believes their impact to be on the financial position and results of operations of the Company in the audited balance sheet of the Company as of the end of the most recent fiscal year (September 30, 2004) once that balance sheet is available and included in amended filings.



Preferred Investment Solutions Corp. (formerly Kenmar Advisory Corp.) - Statement of Financial Condition, page 118

     75. Please provide an audited balance sheet as of the end of the most recent fiscal year end (June 30, 2004).

     Response:

            An audited balance sheet has been provided. See pages 132 and 133.



Preferred Investment Solutions Corp. (formerly Kenmar Advisory Corp.) - Notes to Consolidated Financial Statements

Note 7-Related Party Transactions, page 116

     76. In light of the significance of the related receivable balances, please advise us why you have not include audited balance sheets, as of the most recent fiscal year end, for Kenmar Management Ltd. and Kenmar Holdings, Inc. (the Parent). In addition, as Kenmar Investment Partners has been providing working capital advances to Preferred Investment Solutions Corp, please explain to us the consideration you gave to providing an audited balance sheet for that entity (Kenmar Investment Partners) as of the most recent fiscal year end.

     Response:

            Through September 30, 2003, Kenmar Investment Partners ("KIP") had historically provided working capital advances to Preferred Investment Solutions Corp. (formerly, Kenmar Advisory Corp.). In addition, Preferred Investment Solutions Corp. ("Preferred") historically has allocated certain inter-company expenses related to KIP related to KIP's operations. The last working capital advance from KIP to Preferred was made in March 2003. Effective September 30, 2003, Preferred entered into a transaction with its parent (Kenmar Holdings, Inc.) in which Kenmar Holdings, Inc. ("KHI") assumed all balances due from Preferred to KIP in exchange for shares of

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 26


common stock of Preferred. As such, at September 30, 2003, all working capital related balances between Preferred and KIP were settled in full. Similarly, at September 30, 2004 (i.e., as of the date of Preferred's most recently completed fiscal year end), there were no balances due from Preferred to KIP.

            Given the settlement of all working capital related balances between Preferred and KIP as of September 30, 2003, management concluded that an audited balance sheet of KIP as of September 30, 2003 was not required to be filed as part of World Monitor Trust III's registration statement on Form S-1. In addition, inter-company expense allocations due from KIP to Preferred as of September 30, 2004 are estimated to be approximately $50,000. As such, management of Preferred has concluded that no audited balance sheet of KIP as of September 30, 2004 will be required in an amended filing to the registration statement on Form S-1 of World Monitor Trust III upon the inclusion of Preferred's audited balance sheet as of the end of its most recent fiscal year (i.e., September 30, 2004).

            At September 30, 2003, Preferred had a receivable of approximately $2.2 million due from Kenmar Management Ltd. (KML), an indirect affiliated company. The inter-company receivable from KML resulted from Preferred providing administrative, accounting, research, marketing and other services to KML. Preferred, in turn, charged KML the appropriate portion of such expenses, at cost. Preferred typically makes allocates to KML and other affiliates at fiscal quarter end and settles such inter-company balances periodically throughout the year. As such, the amount of such inter-company balances will likely vary from period to period. While Preferred is currently in the process of finalizing its inter-company allocations for the fourth quarter of its fiscal year ended September 30, 2004, Preferred currently anticipates that the inter-company receivable from KML will approximate $1.4 million (representing a decrease of approximately 35% from the prior fiscal year end).

            As part of its quarterly accounting procedures, Preferred assesses the collectibility of all inter-company receivables and writes-off any receivable deemed uncollectible after consideration of the affiliates' liquid assets and current obligations. As of September 30, 2003, Preferred's management deemed all inter-company receivables, including the balance due from KML, to be collectible. This is further supported by the fact that KML's primary sources of revenues and cash flows are from management and incentive fees from commodity pools that KML sponsors. The net assets of the commodity pools that KML sponsors totaled $87.6 million and $100.1 million at September 30, 2003 and 2004, respectively. Management and incentive fees earned by KML from these sponsored funds totaled $4.9 million and $5.4 million for the twelve month periods ended September 30, 2003 and 2004, respectively. Such assets, revenues and cash flows provide KML with sufficient liquidity to settle its inter-company balances with Preferred. This fact is further demonstrated by the fact that during the fiscal year ended September 30, 2004, KML has made payments totaling approximately

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 27


$5.4 million to Preferred in settlement not only of the inter-company balance as of September 30, 2003 but also in relation to repayment of advances by Preferred for KML's fiscal 2004 allocated expenses. Additionally, KML has made subsequent payments of approximately $1.1 million to Preferred in October and November 2004 in connection with such inter-company allocations.

            KML is not required by any regulator to file audited financial statements and no such audits have been performed of KML during its most recent 5 fiscal years. Given the fact that DML is not the Managing Owner of World Monitor Trust III, nor is KML the part of Preferred, and the fact that KML is not in any way deemed to be a guarantor of World Monitor Trust III, Preferred did not include an audited balance sheet of KML as of December 31, 2003, nor does it believe an audited balance sheet as of December 31, 2004 should be included in any amended filing. The receivable from KML was short-term in nature and was paid in the period subsequent to September 30, 2003, thus the benefit of hindsight renders the need for an audit to merely report the receivable is fairly stated (but no guarantee of collectibility) an unnecessary expense with no benefit that delays the effective date of the filing.

            At September 30, 2003, Preferred was due approximately $276,000 from its parent, KHI. Management concluded that an audited balance sheet of KHI was not required to be filed as part of World Monitor Trust III's registration statement on Form S-1 due to the immateriality of such balance relative to Preferred's financial position. While Preferred is currently in the process of finalizing its inter-company allocations for the fourth quarter of its fiscal year ended September 30, 2004, Preferred currently anticipates that the inter-company receivable from KHI will approximate $121,000 and that such amount is too immaterial to warrant the filing of KHI's audited balance sheet in the World Monitor Trust III's registration statement on Form S-1.



Exhibit 1.1 - Selling Agreement

     77. We note that your proposed maximum aggregate offering price is $300,000,000, but that your selling agreement relates to $150,000,000 units of beneficial interest. Please revise to address the apparent discrepancy, or advise us why you believe no revision is needed.

     Response:

            We have revised the selling agreement to address the noted discrepancy.

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 28


Exhibit 5.1 - Opinion of Richards, Layton & Finger

     78. We note that counsel states on page 2 that it has examined the registration statement "to be filed" with the Commission. Please have counsel revise the opinion to indicate that it has reviewed the registration statement that was filed, as well as any amendment thereto.

     Response:

            Richards, Layton & Finger has so revised its opinion.



     79. Please revise paragraph 3 on page 2 to specifically opine on the units of beneficial interest being registered. The term "interests" does not h appear to be a defined term in the opinion or the registration statement.

     Response:

            Richards, Layton & Finger has so revised its opinion.



     80. We refer to the qualification (vi) on page 3 of the draft opinion. It is not clear why counsel must assume that the dollar amount of the interests issued will not exceed the maximum amount of units that may be issued pursuant to the registration statement and Trust Agreement. This casts doubt as to the legality of the units being offered. Please have counsel remove this assumption.

     Response:

            Richards, Layton & Finger has removed this assumption.



Exhibit 8.1

     81. It is not clear what the opinion filed as Exhibit 8.1 refers to. It appears to be a legal opinion, not a tax opinion. Please advise.

     Response:

            It appears that the opinion provided to you as a paper courtesy copy does not conform to the opinion filed electronically via EDGAR. The electronically filed

SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK

Owen Pinkerton, Esq., Senior Attorney
November 18, 2004
Page 29


opinion is a tax opinion, not a legal opinion. We apologize for the error and enclose a courtesy copy of the Exhibit 8.1 opinion as filed on October 8th.




                                 *    *     *

            If you have any further questions or comments, please do not hesitate to call me at 212 839 5458.





                                       Very truly yours,



                                       Michael J. Schmidtberger

Enclosure

cc:   Marc S. Goodman
      Esther Goodman